EXHIBIT 99.9

Press Release

Renewables: Total Continues to Expand its Footprint in

Southeast Asia in Distributed Solar

Paris/Singapore, November 22, 2019 – Total, through its affiliate Total Solar Distributed Generation, has added six new solar projects with a total capacity of around 10 megawatts-peak (MWp) to its renewables portfolio in Southeast Asia since October 2019. These distributed generation projects are located in Thailand, the Philippines, Indonesia and Singapore.

“Total Solar Distributed Generation is today a major international provider of fully integrated solar solutions for commercial and industrial customers in Southeast Asia,” said Julien Pouget, Senior Vice President, Renewables at Total. “We are committed to helping our customers and partners drive down both their energy costs and carbon footprint, and we are proud to be considered a reliable partner in the region.”

Thailand: Beginning of the construction of a 7 MWp single-rooftop project — the largest solar rooftop in the country

Total Solar Distributed Generation has signed a binding contract to provide a 7 MWp solar rooftop to S. Kijchai, the leading manufacturer of wood-based panels in Thailand. Equipped with over 17,500 solar panels, the solar system is designed to generate 9.6 GWh of renewable electricity per year, which will avoid 4,910 tons of CO2 emissions a year.

Philippines: Three solar-powered rooftops of 1.2 MWp completed for Gaisano Capital Malls

Total Solar Distributed Generation has installed 1.2 MWp of solar-powered rooftops at three malls operated by Gaisano Capital, one of the largest mall and supermarket chains in the Philippines. Equipped with over 3,520 panels, these projects will generate around 1.6 GWh per year, covering 30% of Gaisano’s power needs and shrinking its carbon footprint by over 870 tons of CO2 per year.

Indonesia: Completion of one of the first solar rooftops with no upfront investment by the customer

Total Solar Distributed Generation has installed an 800 kWp solar-powered rooftop for the largest publicly listed petrochemical company in Indonesia, Chandra Asri Petrochemical. Equipped with over 2,200 solar panels, the installation is designed to generate over 935 MWh a year, representing 15% of Chandra Asri’s power needs while enabling the company to reduce its carbon footprint by 650 tons of CO2 per year.

Singapore: Completion of a solar-powered rooftop for Carros Centre

Total Solar Distributed Generation has installed a 500 kWp solar-powered rooftop for Carros Centre, Singapore’s first-of-a-kind integrated automobile mega hub. Equipped with over 1,370 panels, the installation is designed to generate 570 MWh of renewable electricity per year, which will cover around 22% of Carros’ power needs and avoid over 225 tons of CO2 emissions per year.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide is currently nearly 7 gigawatts, of which over 3 gigawatts from renewable energies.

Total actively contributes to the growth of solar energy worldwide by designing and operating utility-scale power plants and supplying industrial and commercial customers with solar energy generated at their sites.

* * * * *

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Total Solar Distributed Generation Southeast Asia Contact

David Beattie: +65 8209 3985 l david.beattie@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise